Mail Stop 4561

July 31, 2007

Mr. Terry Stevens
Chief Financial Officer of General Partner
Highwoods Realty Limited Partnership
3100 Smoketree Court, Suite 600
Raleigh, NC 27604

      Re: **Highwoods Realty Limited Partnership**
                Form 10-K for the fiscal year ended December 31, 2006
                File No. 0-21731

Dear Mr. Stevens:

      We have completed our review of the above referenced filing and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Branch Chief